SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

(Amendment No. 5)

Pershing Gold Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

 (Title of Class of Securities)

715302204

(CUSIP Number)

Steven D. Rubin

4400 Biscayne Blvd.

Miami, FL 33137

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 715302204

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frost Gamma Investments Trust 46-0464745
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,037,369 (1)(2)(3)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,037,369 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,037,369 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.98% (2) (based on 21,723,049 shares of Common Stock issued and outstanding as of November 13, 2015 per the Company’s 10Q filed on November 13, 2015)
12	TYPE OF REPORTING PERSON OO

(1)	Includes 3,037,369 shares of Common Stock held by Frost Gamma Investments Trust (the “Reporting Person”), of which Dr. Phillip Frost is the trustee. In addition, Frost Gamma Investments Trust holds additional warrants to purchase 9,804 shares of Common Stock subject to the blocker provisions discussed below, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost. The terms of these additional warrants include a blocker provision under which the Filing Persons (as defined below) can only exercise the warrants to a point where it would beneficially own a maximum of 9.99% of the Issuer’s (as defined below) outstanding shares of Common Stock (the “Blocker”). Therefore, the Filing Persons are only disclosing beneficial ownership of Common Stock and excluding the warrants.

(2)	On June 17, 2015, the issuer implemented a reverse stock split of its Common Stock at a ratio of 1-for-18. The shares and ownership in this filing reflects the reverse stock split.

(3)	Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

CUSIP No. 715302204

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Phillip Frost
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,037,369 (1)(2)(3)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 3,037,369 (1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,037,369 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.98% (2) (based on 21,723,049 shares of Common Stock issued and outstanding as of November 13, 2015 per the Company’s 10Q filed on November 13, 2015)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 3,037,369 shares of Common Stock held by Frost Gamma Investments Trust (the “Reporting Person”), of which Dr. Phillip Frost is the trustee. In addition, Frost Gamma Investments Trust holds additional warrants to purchase 9,804 shares of Common Stock subject to the blocker provisions discussed below, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost. The terms of these additional warrants include a blocker provision under which the Filing Persons (as defined below) can only exercise the warrants to a point where it would beneficially own a maximum of 9.99% of the Issuer’s (as defined below) outstanding shares of Common Stock (the “Blocker”). Therefore, the Filing Persons are only disclosing beneficial ownership of Common Stock and excluding the warrants.

(2)	On June 17, 2015, the issuer implemented a reverse stock split of its Common Stock at a ratio of 1-for-18. The shares and ownership in this filing reflects the reverse stock split.

(3)	Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

Item 1(a).	Name of Issuer:

Pershing Gold Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

1658 Cole Boulevard

Building 6-Suite 210, Lakewood, CO 80401

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Frost Gamma Investments Trust (the “Trust”) and Dr. Phillip Frost (together with the Trust, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The Trust has a business address located at: 4400 Biscayne Boulevard, Miami, FL 33137

Dr. Phillip Frost has a business address located at: 4400 Biscayne Boulevard, Miami, FL 33137

Item 2(c).	Citizenship:

The Trust is established in Florida and Dr. Phillip Frost is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001

Item 2(e).	CUSIP Number:

715302204

Item 3.	Type of Person:

Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned: 3,037,369 (1)(2)(3)
(b)	Percent of class: 13.98% (2) (based on 21,723,049 shares of Common Stock issued and outstanding as of November 13, 2015 per the Company’s 10Q filed on November 13, 2015)
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 3,037,369 (1)(2)(3)
(iii)	Sole Power to dispose or to direct the disposition of: 0
(iv)	Shared Power to dispose or to direct the disposition of: 3,037,369 (1)(2)(3)

(1)	Includes 3,037,369 shares of Common Stock held by Frost Gamma Investments Trust (the “Reporting Person”), of which Dr. Phillip Frost is the trustee. In addition, Frost Gamma Investments Trust holds additional warrants to purchase 9,804 shares of Common Stock subject to the blocker provisions discussed below, which are deemed to be indirectly owned and controlled by Dr. Phillip Frost. The terms of these additional warrants include a blocker provision under which the Filing Persons (as defined below) can only exercise the warrants to a point where it would beneficially own a maximum of 9.99% of the Issuer’s (as defined below) outstanding shares of Common Stock (the “Blocker”). Therefore, the Filing Persons are only disclosing beneficial ownership of Common Stock and excluding the warrants.

(2)	On June 17, 2015, the issuer implemented a reverse stock split of its Common Stock at a ratio of 1-for-18. The shares and ownership in this filing reflects the reverse stock split.

(3)	Held by Frost Gamma Investments Trust of which Dr. Phillip Frost is the trustee. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

Frost Gamma Investments Trust

Signature: /s/ Phillip Frost,M.D.
Name/Title: Phillip Frost, M.D., Trustee

Signature: /s/ Phillip Frost, M.D.
Name: Phillip Frost, M.D.